UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)
Under the Securities Exchange Act of 1934
(Amendment No. 1)

V2X, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

92242T 101
(CUSIP Number)

Joel M. Rotroff
American Industrial Partners
450 Lexington Avenue, 40th Floor
New York, New York 10017
(212) 627-2360
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 12, 2022
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

CUSIP No. 92242T 101	13D	Page 2 of 13
1	NAMES OF REPORTING PERSONS
American Industrial Partners Capital Fund VI, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
18,591,866 (2)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
18,500,001

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
18,967,286 (1)(2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
62.3% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)
Includes (i) 18,500,001 shares owned directly by Vertex Aerospace Holdco LLC (“Vertex Holdco”) and indirectly by American Industrial Partners Capital Fund VI, L.P. (“AIP Fund VI”) and AIPCF VI Vertex Aerospace Funding LP (“Vertex Funding”), and (ii) 375,420 shares owned directly by Lightship Capital LLC (“Lightship”).  As described in Item 2 herein, each of AIP Fund VI, Vertex Funding, Vertex Holdco and Lightship are under common control of AIPCF VI, LLC (“AIP GP” and, together with AIP Fund VI, Vertex Funding, Vertex Holdco and Lightship, the “Reporting Persons”). Any action by AIP GP with respect to these shares, including voting and dispositive decisions, requires a unanimous vote of the managing members of AIP GP. Mr. Dino Cusumano is a senior managing member of AIP GP and serves as a member of the Board of Directors of the Issuer. Accordingly, Mr. Cusumano and the other managing members of AIP GP may be deemed to share voting and dispositive power with respect to the shares held by the Reporting Persons. Each of Mr. Cusumano and the other managing members of AIP GP disclaims beneficial ownership of the shares of common stock held by the Reporting Persons.

(2)	Includes 91,865 shares over which Vertex Holdco holds an irrevocable proxy that entitles it to vote the shares with respect to certain matters. See Item 6 of the Original Schedule 13D.
(3)	Based on 30,442,732 shares of Common Stock outstanding as of September 2, 2022.

CUSIP No. 92242T 101	13D	Page 3 of 13
1	NAMES OF REPORTING PERSONS
AIPCF VI Vertex Aerospace Funding LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
18,591,866 (2)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
18,500,001

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
18,967,286 (1)(2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
62.3% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)
Includes (i) 18,500,001 shares owned directly by Vertex Aerospace Holdco LLC (“Vertex Holdco”) and indirectly by American Industrial Partners Capital Fund VI, L.P. (“AIP Fund VI”) and AIPCF VI Vertex Aerospace Funding LP (“Vertex Funding”), and (ii) 375,420 shares owned directly by Lightship Capital LLC (“Lightship”).  As described in Item 2 herein, each of AIP Fund VI, Vertex Funding, Vertex Holdco and Lightship are under common control of AIPCF VI, LLC (“AIP GP” and, together with AIP Fund VI, Vertex Funding, Vertex Holdco and Lightship, the “Reporting Persons”). Any action by AIP GP with respect to these shares, including voting and dispositive decisions, requires a unanimous vote of the managing members of AIP GP. Mr. Dino Cusumano is a senior managing member of AIP GP and serves as a member of the Board of Directors of the Issuer. Accordingly, Mr. Cusumano and the other managing members of AIP GP may be deemed to share voting and dispositive power with respect to the shares held by the Reporting Persons. Each of Mr. Cusumano and the other managing members of AIP GP disclaims beneficial ownership of the shares of common stock held by the Reporting Persons.

(2)	Includes 91,865 shares over which Vertex Holdco holds an irrevocable proxy that entitles it to vote the shares with respect to certain matters. See Item 6 of the Original Schedule 13D.
(3)	Based on 30,442,732 shares of Common Stock outstanding as of September 2, 2022.

CUSIP No. 92242T 101	13D	Page 4 of 13
1	NAMES OF REPORTING PERSONS
Vertex Aerospace Holdco LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
18,591,866 (2)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
18,500,001

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
18,967,286 (1)(2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
62.3% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Includes (i) 18,500,001 shares owned directly by Vertex Aerospace Holdco LLC (“Vertex Holdco”) and indirectly by American Industrial Partners Capital Fund VI, L.P. (“AIP Fund VI”) and AIPCF VI Vertex Aerospace Funding LP (“Vertex Funding”), and (ii) 375,420 shares owned directly by Lightship Capital LLC (“Lightship”).  As described in Item 2 herein, each of AIP Fund VI, Vertex Funding, Vertex Holdco and Lightship are under common control of AIPCF VI, LLC (“AIP GP” and, together with AIP Fund VI, Vertex Funding, Vertex Holdco and Lightship, the “Reporting Persons”). Any action by AIP GP with respect to these shares, including voting and dispositive decisions, requires a unanimous vote of the managing members of AIP GP. Mr. Dino Cusumano is a senior managing member of AIP GP and serves as a member of the Board of Directors of the Issuer. Accordingly, Mr. Cusumano and the other managing members of AIP GP may be deemed to share voting and dispositive power with respect to the shares held by the Reporting Persons. Each of Mr. Cusumano and the other managing members of AIP GP disclaims beneficial ownership of the shares of common stock held by the Reporting Persons.

(2)	Includes 91,865 shares over which Vertex Holdco holds an irrevocable proxy that entitles it to vote the shares with respect to certain matters. See Item 6 of the Original Schedule 13D.
(3)	Based on 30,442,732 shares of Common Stock outstanding as of September 2, 2022.

CUSIP No. 92242T 101	13D	Page 5 of 13
1	NAMES OF REPORTING PERSONS
AIPCF VI, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
18,967,286 (1)(2)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
18,875,421 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
18,967,286 (1)(2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
62.3% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Includes (i) 18,500,001 shares owned directly by Vertex Aerospace Holdco LLC (“Vertex Holdco”) and indirectly by American Industrial Partners Capital Fund VI, L.P. (“AIP Fund VI”) and AIPCF VI Vertex Aerospace Funding LP (“Vertex Funding”), and (ii) 375,420 shares owned directly by Lightship Capital LLC (“Lightship”).  As described in Item 2 herein, each of AIP Fund VI, Vertex Funding, Vertex Holdco and Lightship are under common control of AIPCF VI, LLC (“AIP GP” and, together with AIP Fund VI, Vertex Funding, Vertex Holdco and Lightship, the “Reporting Persons”). Any action by AIP GP with respect to these shares, including voting and dispositive decisions, requires a unanimous vote of the managing members of AIP GP. Mr. Dino Cusumano is a senior managing member of AIP GP and serves as a member of the Board of Directors of the Issuer. Accordingly, Mr. Cusumano and the other managing members of AIP GP may be deemed to share voting and dispositive power with respect to the shares held by the Reporting Persons. Each of Mr. Cusumano and the other managing members of AIP GP disclaims beneficial ownership of the shares of common stock held by the Reporting Persons.

(2)	Includes 91,865 shares over which Vertex Holdco holds an irrevocable proxy that entitles it to vote the shares with respect to certain matters. See Item 6 of the Original Schedule 13D.
(3)	Based on 30,442,732 shares of Common Stock outstanding as of September 2, 2022.

CUSIP No. 92242T 101	13D	Page 6 of 13
1	NAMES OF REPORTING PERSONS
Lightship Capital LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
375,420

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
375,420

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
18,967,286 (1)(2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
62.3% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Includes (i) 18,500,001 shares owned directly by Vertex Aerospace Holdco LLC (“Vertex Holdco”) and indirectly by American Industrial Partners Capital Fund VI, L.P. (“AIP Fund VI”) and AIPCF VI Vertex Aerospace Funding LP (“Vertex Funding”), and (ii) 375,420 shares owned directly by Lightship Capital LLC (“Lightship”).  As described in Item 2 herein, each of AIP Fund VI, Vertex Funding, Vertex Holdco and Lightship are under common control of AIPCF VI, LLC (“AIP GP” and, together with AIP Fund VI, Vertex Funding, Vertex Holdco and Lightship, the “Reporting Persons”). Any action by AIP GP with respect to these shares, including voting and dispositive decisions, requires a unanimous vote of the managing members of AIP GP. Mr. Dino Cusumano is a senior managing member of AIP GP and serves as a member of the Board of Directors of the Issuer. Accordingly, Mr. Cusumano and the other managing members of AIP GP may be deemed to share voting and dispositive power with respect to the shares held by the Reporting Persons. Each of Mr. Cusumano and the other managing members of AIP GP disclaims beneficial ownership of the shares of common stock held by the Reporting Persons.

(2)	Includes 91,865 shares over which Vertex Holdco holds an irrevocable proxy that entitles it to vote the shares with respect to certain matters. See Item 6 of the Original Schedule 13D.
(3)	Based on 30,442,732 shares of Common Stock outstanding as of September 2, 2022.

CUSIP No. 92242T 101	13D	Page 7 of 13
Explanatory Note

This Amendment No. 1 to the statement on beneficial ownership on Schedule 13D (this “Amendment No. 1”) amends and supplements the information set forth in the Statement on Schedule 13D filed by the Reporting Persons with the SEC on July 15, 2022 (the “Original Schedule 13D”).  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Original Schedule 13D. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Original Schedule 13D.

Item 2.	Identity and Background

Item 2 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

This Statement is being filed jointly by the following (each, a “Reporting Person,” and, collectively, the “Reporting Persons”): (1) American Industrial Partners Capital Fund VI, L.P., a Delaware limited partnership (“AIP Fund VI”); (2) AIPCF VI Vertex Aerospace Funding LP (“Vertex Funding”), a Delaware limited partnership; (3) Vertex Aerospace Holdco LLC, a Delaware limited liability company (“Vertex Holdco”); (4) AIPCF VI, LLC, a Delaware limited liability company (“AIP GP”); and (5) Lightship Capital LLC, a Delaware limited liability company (“Lightship”).

AIP GP is the general partner of each of AIP Fund VI and AIPCF VI Credit Opportunity Fund, LP, a Delaware limited partnership (“Credit Opportunity Fund”). Credit Opportunity Fund is the sole and managing member of Lightship. AIP Fund VI is the managing member of AIP Vertex GP LLC, a Delaware limited liability company, which is the general partner of Vertex Funding. Vertex Holdco is a direct, wholly owned subsidiary of Vertex Funding. Any action by AIP GP with respect to the shares of Common Stock identified in Item 5 below, including voting and dispositive decisions, requires a unanimous vote of the managing members of AIP GP. Mr. Dino Cusumano, a United States citizen, is a senior managing member of AIP GP and serves as a member of the Board.  Accordingly, Mr. Cusumano and the other managing members of AIP GP may be deemed to share voting and dispositive power with respect to the shares of Common Stock identified in Item 5 below. Each of Mr. Cusumano and the other managing members of AIP GP disclaims beneficial ownership of the shares of Common Stock identified in Item 5 below.

Because of the relationships among the Reporting Persons, as described herein, the Reporting Persons may be deemed a “group” within the meaning of Rule 13d-5 of the Exchange Act.  Accordingly, each Reporting Person reports as its aggregate beneficial ownership the aggregate amount of shares of Common Stock owned by all of the Reporting Persons.

The address of the principal office of each of the Reporting Persons and the business address of each of the general partners and individuals identified above is 450 Lexington Avenue, 40th Floor, New York, New York 10017.

AIP Fund VI is a private equity fund affiliated with the private equity firm commonly known as American Industrial Partners, and focuses on traditional private equity investing.  Vertex Funding and Vertex Holdco are primarily engaged in the business of investing in securities of the Issuer.  Lightship focuses on investing in liquid securities.  AIP GP serves as general partner to various private funds, including each of AIP Fund VI and Credit Opportunity Fund.

During the past five years, none of the Reporting Persons, nor any of the general partners or individuals identified above, have (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (2) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

CUSIP No. 92242T 101	13D	Page 8 of 13
Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended and supplemented as follows:

On September 12, 2022, Lightship purchased 27,023 shares of Common Stock in the open market, through a broker, for an aggregate purchase price of approximately $1,009,539. On September 13, 2022, Lightship purchased 294,000 shares of Common Stock in the open market, through a broker, for an aggregate purchase price of approximately $11,682,913. On September 14, 2022, Lightship purchased 54,397 shares of Common Stock in the open market, through a broker, for an aggregate purchase price of approximately $2,307,581. The funds used to acquire these shares came from the working capital of Lightship, including funds drawn from an existing credit facility.

Item 4.	Purpose of the Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

The Reporting Persons have purchased the shares acquired herein for investment purposes. Under the terms of the Shareholders Agreement (as described further in Item 6 of the Original Schedule 13D), Vertex Holdco and certain transferees cannot sell, transfer or encumber, directly or indirectly, in whole or in part, any shares of Common Stock until January 5, 2022, a date that is six months after the Closing Date, subject to limited exceptions (the “Transfer Restrictions”).

The Reporting Persons intend to continuously review their investment in the Issuer and, subject to the terms of the Shareholders Agreement (including the Transfer Restrictions) and general market conditions, may in the future determine: (1) to acquire additional securities of the Issuer, through open market purchases, private agreements or otherwise; (2) to dispose of all or a portion of the securities of the Issuer owned by them; or (3) to take any other available course of action. Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intention with respect to any or all of such matters. In reaching any decision as to their course of action (as well as to the specific elements thereof), the Reporting Persons currently expect that they would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Persons; the Reporting Persons’ contractual obligations with respect to the Issuer and the Common Stock; developments with respect to the business of the Reporting Persons; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.

Mr. Cusumano is a member of the Board and, accordingly, in such capacity, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Except as otherwise set forth in this Item 4 or as described in Item 6 of the Original Schedule 13D with respect to the rights of the Vertex Holdco Parties under the Shareholders Agreement or in Mr. Cusumano’s current role as a member of the Board, the Reporting Persons have no present plans or proposals that relate to or would result in any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5(a) – (c) of the Original Schedule 13D is hereby amended and supplemented as follows:

(a) – Each of the Reporting Persons may be deemed to beneficially own an aggregate of 18,967,286 shares of Common Stock.  This amount includes: (i) 18,500,001 shares of Common Stock held directly by Vertex Holdco and indirectly by AIP Fund VI and Vertex Funding; (ii) 375,420 shares of Common Stock held directly by Lightship; and (iii) 91,865 shares of Common Stock over which Vertex Holdco holds an irrevocable proxy that entitles it to vote the shares with respect to certain matters (described further in Item 6 of the Original Schedule 13D, under the header “Shareholders Agreement”). In its capacity as the general partner of each of AIP Fund VI and Credit Opportunity Fund, AIP GP may be deemed to indirectly beneficially own all 18,967,286 shares of Common Stock reported herein.  Such 18,967,286 shares of Common Stock represent approximately 62.3% of the total outstanding shares of Common Stock, based on 30,442,732 shares of Common Stock outstanding as of September 2, 2022.

CUSIP No. 92242T 101	13D	Page 9 of 13
(b) – AIP GP may be deemed to have:

•	sole voting power with respect to 0 shares of Common Stock;

•
shared voting power with respect to 18,967,286 shares of Common Stock, which includes 18,500,001 shares of Common Stock held directly by Vertex Holdco, 375,420 shares of Common Stock held directly by Lightship, and 91,865 shares of Common Stock over which Vertex Holdco holds an irrevocable proxy that entitles it to vote the shares with respect to certain matters;

•	sole dispositive power with respect to 0 shares of Common Stock; and

•
shared dispositive power with respect to 18,875,421 shares of Common Stock, which includes 18,500,001 shares of Common Stock held directly by Vertex Holdco and 375,420 shares of Common Stock held directly by Lightship.

Each of AIP Fund VI, Vertex Holdco and Vertex Funding may be deemed to have:

•	sole voting power with respect to 0 shares of Common Stock;

•
shared voting power with respect to 18,591,866 shares of Common Stock, which includes 18,500,001 shares of Common Stock held directly by Vertex Holdco and 91,865 shares of Common Stock over which Vertex Holdco holds an irrevocable proxy that entitles it to vote the shares with respect to certain matters;

•	sole dispositive power with respect to 0 shares of Common Stock; and

•	shared dispositive power with respect to 18,500,001 shares of Common Stock, which are the 18,500,001 shares of Common Stock held directly by Vertex Holdco.

Lightship may be deemed to have:

•	sole voting power with respect to 0 shares of Common Stock;

•	shared voting power with respect to 375,420 shares of Common Stock, which are the 375,420 shares of Common Stock held directly by Lightship;

•	sole dispositive power with respect to 0 shares of Common Stock; and

•	shared dispositive power with respect to 375,420 shares of Common Stock, which are the 375,420 shares of Common Stock held directly by Lightship.

Because of the relationships among the Reporting Persons, as described in Item 2 herein, the Reporting Persons may be deemed a “group” within the meaning of Rule 13d-5 of the Exchange Act.  Accordingly, notwithstanding the voting power and dispositive power exercised over the shares of Common Stock by each Reporting Person as reported herein, each Reporting Person reports as its aggregate beneficial ownership the aggregate amount of shares of Common Stock owned by all of the Reporting Persons.

(c) – A description of the transactions in the shares of Common Stock effected by the Reporting Persons in the past 60 days, all of which were effected through a broker in the open market, is included as Exhibit 99.6 to this Amendment No. 1.

CUSIP No. 92242T 101	13D	Page 10 of 13
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended and supplemented as follows:

The Reporting Persons named in Item 2 of this Amendment No. 1 are jointly filing this Statement because, due to certain relationships among the Reporting Persons, such Reporting Persons may be deemed to beneficially own the same securities identified in Item 5 herein by one of the Reporting Persons. In accordance with Rule 13d-1(k)(1)(iii) under the Exchange Act, the Reporting Persons named in Item 2 of this Amendment No. 1 have executed an amended written agreement relating to the joint filing of this Schedule 13D (the “Amended Joint Filing Agreement”), to add the new Reporting Persons since the Original Schedule 13D, a copy of which is attached hereto as Exhibit 99.5.

Item 7.	Materials to be Filed as Exhibits

Item 7 of the Original Schedule 13D is hereby amended and supplemented as follows:

The following documents are filed as exhibits hereto:

99.5	Amended Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Exchange Act.

99.6	Schedule of Transactions, in response to Item 5(c)

CUSIP No. 92242T 101	13D	Page 11 of 13
Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 14, 2022	American Industrial Partners Capital Fund VI, L.P. By: AIPCF VI, LLC, its general partner

	By:	/s/ Stan Edme
	Name:	Stan Edme
	Title:	Managing Member and VP

Dated: September 14, 2022	AIPCF VI Vertex Aerospace Funding LP By: AIP Vertex GP LLC, its general partner

	By:	/s/ Stan Edme
	Name:	Stan Edme
	Title:	Managing Member and VP

Dated: September 14, 2022	Vertex Aerospace Holdco LLC

	By:	/s/ Joel M. Rotroff
	Name:	Joel M. Rotroff
	Title:	President

Dated: September 14, 2022	AIPCF VI, LLC

	By:	/s/ Stan Edme
	Name:	Stan Edme
	Title:	Managing Member and VP

Dated: September 14, 2022	Lightship Capital LLC

	By:	/s/ Stan Edme
	Name:	Stan Edme
	Title:	VP